Exhibit 99.2

GH001 Efficacy is Independent of Prior Antidepressant Treatment Failures in Treatment-Resistant Depression: A Post Hoc Analysis of a Phase 2b Randomized Controlled Trial

Michael E. Thase, MD1,2*; Brian Brennan, PhD3; Rachael MacIsaac, PhD3; Luca Pani, MD4,5; Velichka Valcheva, MD3; Wiesław J. Cubała, MD, PhD6

1Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA. 2Corporal Michael J Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA. 3GH Research, Dublin, Ireland. 4Miami University, Miami, USA. 5University of Modena and Reggio Emilia, Modena, Italy. 6Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland.

*Corresponding Author: Michael E. Thase, MD, Department of Psychiatry, Perelman School of Medicine, University of Pennsylvania, 3535 Market Street, Suite 670, Philadelphia, PA 19104-3309. Email: thase@pennmedicine.upenn.edu

Short Title: GH001 Efficacy is Independent of Prior Treatment Failures

Word Count: Abstract: 250/250 (not including subheadings); Body: 2468

Tables/Figures: 3 Tables, 2 Figures

Keywords: Treatment-Resistant Depression, Mebufotenin, GH001, 5-MeO-DMT, Prior Treatment Failures, STAR*D

Trial Registration: ClinicalTrials.gov NCT05800860

ABSTRACT

Background: Approximately 30% of patients treated for major depressive disorder develop treatment-resistant depression (TRD). The STAR*D study demonstrated remission rates decline progressively with each antidepressant failure (37%, 31%, 14%, and 13%, respectively). A single-day individualized dosing regimen of GH001 (synthetic mebufotenin for inhalation) produced rapid, large improvements in depressive symptoms versus placebo in patients with TRD in a Phase 2b trial (least-squares mean difference, −15.5; effect size, −2.0; 57.5% remission at Day 8 versus 0% placebo). The current post hoc analysis examines whether GH001 efficacy varies by number of prior lifetime antidepressant treatment failures.

Methods: This analysis included all 40 patients who received GH001 in the double-blind part of a Phase 2b trial. Spearman rank correlations between number of prior lifetime antidepressant failures and change from baseline in Montgomery-Åsberg Depression Rating Scale (MADRS) scores were calculated at Day 8 and among 6-month open-label extension completers. Remission rates (MADRS ≤10) were examined by subgroup (2, 3, 4, or ≥5 prior lifetime failures).

Results: No meaningful correlation was observed between prior lifetime treatment failures and MADRS improvement at Day 8 (r=−0.13; P=0.44) or 6-month OLE completers (r=−0.10; P=0.60). Remission rates at Day 8 likewise were similar across subgroups (range, 53.9%–63.6%) and were maintained at end of treatment visit/Month 6 (range, 61.5%–85.7%). Secondary endpoints were not associated with treatment history.

Conclusions: The efficacy of GH001 in patients with TRD appears largely independent of number of prior lifetime antidepressant treatments, and further research in patients with extensive treatment histories will be conducted in subsequent development stages.

Trial Registration: ClinicalTrials.gov NCT05800860

INTRODUCTION

Major depressive disorder (MDD) is a leading cause of disability, with a lifetime prevalence of approximately 20% in the United States.1 Although many effective treatment strategies exist, remission remains elusive for a substantial proportion of patients. In the landmark Sequenced Treatment Alternatives to Relieve Depression (STAR*D) study, remission rates declined progressively with each successive antidepressant treatment failure within the same depressive episode: approximately 37% after the first adequate trial, 31% after the second, 14% after the third, and 13% after the fourth.2-4 Even with 4 sequential treatment steps, the cumulative remission rate reached only 67%, leaving approximately one-third of patients without adequate symptom resolution.3

Treatment-resistant depression (TRD), most commonly defined as failure to benefit from at least 2 adequate antidepressant trials,5,6 affects approximately 30% of patients treated for MDD.7 TRD is associated with substantial morbidity, mortality, functional impairment, and economic burden, with health resource utilization and per-patient costs estimated at 2 to 3 times those of non-resistant depression.6-9 Staging models for TRD have demonstrated that the number of prior treatment failures is the strongest negative prognostic factor, outweighing episode duration, baseline severity, and other chronicity markers.6,9,10 In addition to within-episode nonresponse, lifetime antidepressant treatment burden is also a validated predictor of poor outcome in TRD and can serve as a pragmatic surrogate for overall illness chronicity and cumulative pharmacologic exposure. This progressive erosion of treatment response represents one of the most persistent clinical challenges in psychiatry which has not been overcome by any approved antidepressant therapies.

GH001 is a synthetic formulation of mebufotenin (5-methoxy-N,N-dimethyltryptamine [5-MeO-DMT]) for pulmonary inhalation being developed as a rapid-acting treatment for TRD. This Phase 2b (NCT05800860) randomized controlled trial, a single-day individualized dosing regimen (IDR) of GH001 produced rapid and significant improvements in depressive symptoms versus placebo in patients with TRD (least-squares mean difference in Montgomery-Åsberg Depression Rating Scale [MADRS] change, −15.5; effect size [Cohen’s d], −2.0), with 57.5% of GH001-treated patients achieving remission at Day 8 compared with 0% of placebo-treated patients.11

Given the relationship between prior treatment failures and diminished treatment response, this post hoc analysis examined whether GH001 efficacy varied as a function of the number of prior lifetime treatment failures. It was hypothesized that GH001 efficacy would not be attenuated by increasing number of prior lifetime treatment failures.

MATERIALS AND METHODS

Study Design: This is a post hoc analysis of the GH001-TRD-201 trial (NCT05800860), a Phase 2b, randomized, double-blind, placebo-controlled trial with a 6-month open-label extension (OLE). The trial was conducted in sites across Europe. Complete details of the trial design and primary results have been reported.11

The trial included a 7-day, double-blind, placebo-controlled part and a 6-month OLE part (Figure 1). In the double-blind part, 81 patients were randomized 1:1 to receive either GH001 IDR or placebo on a single day (Day 1). Following completion of the double-blind part, all patients from the GH001 and placebo groups were automatically enrolled in the 6-month OLE, during which they were eligible for up to 5 GH001 IDR treatments, administered based on MADRS score criteria (Figure 1), with the goals of achieving and maintaining remission.

Participants: Eligible patients were adults aged 18–64 years who met Diagnostic and Statistical Manual of Mental Disorders, 5th Edition (DSM-5) criteria for MDD, confirmed by the Mini-International Neuropsychiatric Interview, with moderate-to-severe depressive symptoms (17-item Hamilton Depression Rating Scale [HAM-D-17] score ≥20 at screening) and nonresponse to 2–5 oral antidepressant treatments in the current major depressive episode (MDE), assessed using the Massachusetts General Hospital Antidepressant Treatment Response Questionnaire (MGH-ATRQ). The current MDE was validated using the Massachusetts General Hospital-Structured Assessment for Evaluation of Risk (MGH-SAFER) criteria interview. Patients at significant suicidal risk were excluded.

Interventions: On Day 1, patients received an IDR of up to 3 escalating doses of GH001 (6, 12, and 18 mg) or a placebo IDR via pulmonary inhalation, with a 1-hour interval between doses. A second or third dose was administered if the previous dose was well tolerated according to the trial physician’s judgement (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose12. This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing. Antidepressants, antipsychotics, and medications with monoamine oxidase inhibitor activity were prohibited during the trial and within 2 weeks prior to baseline; initiation or modification of psychotherapy was also prohibited.

Post Hoc Analysis Methods: This analysis included all 40 patients who received GH001 in the double-blind part and had documented prior adequate antidepressant treatment-history, as assessed by the MGH-ATRQ; participants had 2–7 prior adequate lifetime antidepressant treatment lines. Spearman rank correlations between the number of prior lifetime treatment failures and change from baseline in MADRS total score were calculated at Day 8 (n=40) and among 31 patients who transitioned directly to the OLE and completed the 6-month phase. MADRS remission rates (total score ≤10) were calculated by prior treatment failure subgroup (2, 3, 4, or ≥5 prior failures) for all patients who received GH001 in the double-blind part (n=40) at Day 8 and at end of treatment visit/Month 6. Secondary analyses examined Spearman correlations between prior lifetime treatment failures and change from baseline in Clinical Global Impression-Severity (CGI-S), Hamilton Anxiety Rating Scale (HAM-A), and Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form (Q-LES-Q-SF) at Day 8 and for patients who completed the 6-month OLE.

Ethical Considerations: The independent ethics committee for each trial site approved the protocol before patient enrollment. The trial was conducted per International Council for Harmonisation Good Clinical Practice guidelines and ethical principles derived from the Declaration of Helsinki. All patients provided written informed consent.

RESULTS

Baseline Characteristics: Baseline demographic and clinical characteristics of the 40 GH001-treated patients included in this analysis are presented in Table 1. Patients had a mean (SD) of 3.7 (1.4) prior adequate lifetime antidepressant treatment lines (range, 2–7). Patients were distributed across treatment-history subgroups with similar representation: 7 patients (17.5%) had 2 prior failures, 13 (32.5%) had 3 prior failures, 8 (20.0%) had 4 prior failures, and 11 (27.5%) had 5 or more prior failures (one patient had incomplete baseline documentation of prior lifetime antidepressant treatment lines; however, all patients were required to have failed 2–5 adequate antidepressant treatments within the current MDE, as confirmed by the MGH-ATRQ). This patient was included in correlation analyses but excluded from subgroup displays).

MADRS Correlation Analysis: There was no meaningful correlation between the number of prior lifetime treatment failures and MADRS improvement at Day 8 (n=40; Spearman r=−0.13; 95% confidence interval [CI], −0.42 to 0.20; P=0.44) or among patients who completed the 6-month OLE (n=31; Spearman r=−0.10; 95% CI, −0.44 to 0.27; P=0.60) (Table 2). The negative direction of the correlations indicated, if anything, numerically greater improvement among patients with more prior failures, although this did not reach statistical significance.

Remission by Prior Treatment Failure Subgroup: Day 8 MADRS remission rates were consistent across subgroups: 57.1% (n=4/7) with 2 prior failures, 53.9% (n=7/13) with 3 failures, 62.5% (n=5/8) with 4 failures, and 63.6% (n=7/11) with 5 or more failures (Figure 2).

Among patients who transitioned directly to the OLE, remission rates were maintained at the end of treatment visit/Month 6: 85.7% (n=6/7), 61.5% (n=8/13), 62.5% (n=5/8), and 63.6% (n=7/11) for 2, 3, 4, and 5 or more prior failures, respectively (Figure 2). Improvement in MADRS was sustained at end of treatment visit/Month 6 with infrequent treatments. Mean (SD) MADRS change from baseline was comparable across subgroups at all assessed timepoints (Table 3).

Secondary Endpoint Analyses: The treatment-history independence observed for depressive symptoms (MADRS) was consistent across anxiety symptoms (HAM-A), global disease severity (CGI-S), and patient-reported quality of life (Q-LES-Q-SF). At Day 8, Spearman correlations between number of prior failures and change from baseline were nonsignificant for CGI-S (r=−0.20; P=0.22), HAM-A (r=−0.01; P=0.96), and Q-LES-Q-SF (r=0.12; P=0.46) (Table 2). At Month 6 for patients who completed the OLE, correlations were low and did not reach nominal statistical significance for all secondary endpoints: CGI-S (r=0.12; P=0.55), HAM-A (r=0.23; P=0.25), and Q-LES-Q-SF (r=−0.23; P=0.28).

Safety: The safety and tolerability profile of GH001 in the double-blind part of GH001-TRD-201 has been reported in detail.11 Among the 40 patients who received GH001 in the double-blind part, treatment-emergent adverse events occurred in 29 (72.5%) patients. The most common events were nausea (42.5%), salivary hypersecretion (20.0%), and paraesthesia (20.0%). All adverse events were mild or moderate in severity. There were no serious adverse events, no severe adverse events, no deaths, and no discontinuations due to adverse events.

DISCUSSION

This post hoc analysis demonstrates that the efficacy of GH001 is independent of the number of prior lifetime treatment failures. Remission rates at Day 8 ranged from 53.9% to 63.6% across subgroups with 2 to 5 or more prior lifetime failures, with no evidence of the progressive attenuation that characterizes conventional antidepressant treatment. These findings were consistent across the MADRS and all other secondary endpoints (CGI-S, HAM-A, and Q-LES-Q-SF) and were maintained at last trial visit.

Staging models for TRD have identified the number of prior adequate treatment failures as one of the strongest predictor of future non-remitters.6,7,9,10 The finding that patients with 5 or more prior failures achieved comparable remission rates to those with only 2 failures at Day 8 directly addresses potential concerns that the large effect size observed in the primary analysis (Cohen’s d=−2.0) might have reflected enrollment of a less treatment-resistant population in this trial.

These findings contrast with the progressive decline in remission rates observed across sequential antidepressant trials in STAR*D (37% to 31% to 14% to 13%).3 STAR*D measured sequential within-episode treatment failures prospectively, whereas the current analysis examined lifetime prior adequate antidepressant treatment lines. However, all patients in the current analysis were also required to have failed 2–5 antidepressant treatments within their current MDE per trial eligibility criteria. As noted, lifetime treatment burden is a validated predictor in TRD,6,7,9,10 making this comparison clinically informative. Indeed, lifetime treatment burden may represent a more stringent measure of pharmacological resistance, as it captures the full extent of prior exposure and potential for acquired treatment resistance.

While subgroups in this analysis were small (ranging from 7 to 13), the convergence of null findings across multiple outcome measures and 2 timepoints provides stronger evidence than any single correlation coefficient in isolation. The absence of a meaningful relationship between prior lifetime treatment failures and efficacy was observed consistently across MADRS, CGI-S, HAM-A, and Q-LES-Q-SF at both Day 8 and at last trial visit, a pattern of concordance that would be unlikely if a true underlying relationship existed.

Intranasal esketamine, the only currently approved rapid-acting antidepressant for TRD, has demonstrated modest pooled effect sizes (standardized mean difference, 0.36) across clinical trials when used adjunctively with oral antidepressants.13 While esketamine clinical trials have included patients with varying degrees of treatment resistance, to date, limited evidence has addressed whether esketamine efficacy is independent of the number of prior treatment failures. To our knowledge, this is the first demonstration in a controlled trial of an investigational antidepressant achieving rapid and durable remission rates that appear independent of prior antidepressant treatment burden in patients with TRD.14

The apparent independence of GH001 efficacy from prior lifetime treatment history is consistent with its known receptor binding activity. Acquired resistance to conventional antidepressants has been hypothesized to develop through changes in monoaminergic neurotransmission, including serotonin transporter upregulation and postsynaptic receptor desensitization.15 GH001 is designed to engage a pharmacological pathway that is fundamentally distinct from conventional antidepressants. Its active moiety has been reported to exhibit approximately 300- to 1,000-fold higher binding affinity for the 5-HT1A receptor over the 5-HT2A receptor,16-18 engaging predominantly 5-HT1A-mediated glutamatergic signaling and rapid neuroplasticity through a pathway that may not depend on the integrity of monoaminergic machinery.15,19 Critically, however, the clinical expression of this pharmacology depends not only on receptor binding profile but also on formulation-specific pharmacokinetics. GH001’s pulmonary delivery produces an ultra-rapid onset of psychoactive effects (within seconds) and an ultra-short duration of the psychoactive experience (median, 9.0 to 14.0 minutes for 6-, 12-,and 18-mg GH001 doses)11, generating a transient, high-amplitude pharmacodynamic pulse. This pharmacokinetic profile is unique to GH001’s inhaled formulation and cannot be assumed for alternative delivery routes (e.g., intranasal, sublingual, or intramuscular administration), which produce different absorption kinetics, bioavailability, and receptor occupancy profiles that may yield different pharmacodynamic effects. The combination of 5-HT1A-predominant receptor engagement with this formulation-specific rapid pharmacokinetic pulse is fundamentally different from the prolonged receptor occupancy characteristic of psilocybin (4–6 hours) or ayahuasca-derived DMT (2–4 hours)18, and may contribute to how GH001 could bypass compromised monoaminergic pathways to achieve treatment-history-independent efficacy.

This analysis has several strengths. The parent trial was a rigorously designed, randomized, double-blind, placebo-controlled Phase 2b trial with prospective documentation of treatment-history using validated instruments (MGH-ATRQ and MGH-SAFER). The consistency of findings across multiple endpoints and timepoints strengthens confidence in the robustness of the observation.

Several limitations warrant consideration. First, this was a post hoc analysis, and the study was not prospectively powered to detect differences across treatment-history subgroups; accordingly, the analysis cannot definitively exclude a modest relationship between prior lifetime treatment failures and efficacy. However, the convergence of null findings across 4 independent endpoints (MADRS, CGI-S, HAM-A, and Q-LES-Q-SF) at multiple timepoints provides a degree of internal replication that substantially reduces the probability that a clinically meaningful relationship was missed. Second, sample sizes within individual subgroups were modest, limiting the precision of subgroup-specific estimates, nevertheless, patients were reasonably distributed across treatment-history subgroups (ranging from 7 to 13 per subgroup), and the consistency of point estimates across all subgroups argues against a systematic trend obscured by limited power. Third, these data were drawn from a single Phase 2b trial, and replication in larger, independently powered studies is essential. Fourth, the OLE was open-label and lacked a placebo comparator, and Month 6 analyses of MADRS correlation were limited to completers, introducing potential selection bias; however, the retention rate was high, with 31 of 40 GH001-treated patients (77.5%) completing the 6-month follow-up, and the consistency between acute (Day 8, double-blind) and durable (Month 6) findings suggests that selection bias alone does not account for the observed treatment-history independence. Fifth, the current report examines only a single predictor variable, prior lifetime antidepressant treatment failures. A more comprehensive analysis of predictors including the full population of 81 patients who received their first active treatment with GH001 in the double-blind part (n=40) or the open-label extension (n=41), will be reported in a future communication. Lastly, the study population was recruited from European sites and all of the participants were White, which limits the generalizability of these findings; future studies should prioritize enrollment of racially and ethnically diverse populations.

CONCLUSION

This post hoc analysis of the GH001-TRD-201 trial demonstrates that GH001 efficacy is independent of the number of prior lifetime treatment failures, a finding that contrasts the progressive attenuation of remission rates observed with conventional antidepressant therapies. Patients with 5 or more prior lifetime treatment failures achieved comparable remission rates to those with only 2 prior failures, both acutely (Day 8) and at end of treatment visit/Month 6. This treatment-history independence was consistent across primary and secondary efficacy endpoints. These findings support the potential of GH001 as a novel treatment for TRD, suggesting a therapeutic effect that is not attenuated by increasing prior treatment exposure.

ACKNOWLEDGMENTS

The authors thank the participants in the trial. The authors also thank the investigators and staff who were involved in the conduct of the trial and the members of the independent data monitoring committee.

Funding: This trial was funded by GH Research Ireland Limited, Dublin, Ireland.

Role of the Funder/Sponsor: This trial and manuscript were funded by GH Research Ireland Limited. Employees of GH Research Ireland Limited were involved in the study design, the collection and analysis of data, and the review of the manuscript. The authors of the manuscript were responsible for the decision to submit for publication.

Data Sharing Statement: The data supporting the findings of this study are available from the sponsor upon reasonable request, subject to appropriate data sharing agreements.

Author Contributions

Drs. Cubała and Thase had full access to the data and take full responsibility for the integrity of the data and the accuracy of the data analysis.

Concept and design: Cubała, Valcheva, Thase.

Acquisition, analysis, or interpretation of data: Cubała, MacIsaac, Valcheva, Thase.

Drafting of the manuscript: Cubała, Brennan, MacIsaac, Pani, Valcheva, Thase.

Critical review of the manuscript for important intellectual content: Cubała, Brennan, MacIsaac, Pani, Valcheva, Thase.

Statistical analysis: MacIsaac, Valcheva.

Administrative, technical, or material support: Brennan, Valcheva.

Conflict of Interest Disclosure

Michael E. Thase: Editor-in-Chief, Psychopharmacology Bulletin. Dr. Thase will have no involvement in the editorial handling and decision-making for this manuscript; the submission will be managed by an independent editor per journal policy. Consultant – Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Janssen, Johnson & Johnson, Lundbeck, Luye Pharma, Merck, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Grant Support – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, Myriad, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Royalties – American Psychiatric Press, Inc., Guilford Publications, Herald House, Wolters Kluwer, and W. W. Norton & Company. Spouse’s Employment – Dr. Diane Sloan is a Senior Vice President of OPEN Health, which does business with many companies.

Brian Brennan: Employee and stock option holder of GH Research.

Rachael MacIsaac: Employee and stock option holder of GH Research.

Luca Pani: Consultant – AbbVie, USA; BCG, Switzerland; Boehringer Ingelheim International GmbH, Germany; GH Research, Ireland; Immunogen, USA; Johnson & Johnson USA; LB Pharmaceuticals, USA; Magdalena BioSciences, USA; Sanofi-Aventis-Genzyme, France and USA; Lundbeck, Denmark and Italy; Napo-Pharma, USA and EU; NetraMark, Canada; Pfizer Global, USA; Relmada Therapeutics, USA; Takeda, USA and owns shares/options from AiDvance Germany; Adapt UK, Enzeta USA, NetraMark Canada, and Relmada, USA.

Velichka Valcheva: Employee and stock option holder of GH Research.

Wiesław J. Cubała: Relationships reported within the last 3 years: Grants: Acadia, Angelini, Beckley Psytech, Compass Pathways, GH Research, HMNC Brain Health, IntraCellular Therapies, Janssen, MindMed, MSD, Neumora, Novartis, Otsuka, Recognify Life Sciences, Seaport. Honoraria: Angelini, GH Research, Janssen, Novartis. Advisory Boards: Douglas Pharmaceuticals, GH Research, Janssen, MSD, Novartis, Polpharma, Tasman Therapeutics.

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TABLES

Table 1. Baseline Demographic and Clinical Characteristics (GH001 Group, N=40)

Characteristic	GH001 (N=40)
Age, mean ± SD, years	41.6 ± 11.4
Female sex, n (%)	24 (60.0)
Race, White, n (%)	40 (100)
Body mass index, mean ± SD, kg/m²	24.8 ± 4.3
HAM-D-17 total score, mean ± SD	24.9 ± 2.6
MADRS total score, mean ± SD	29.0 ± 5.4
Number of MDEs, mean ± SD	2.1 ± 1.4
Duration of current MDE, mean ± SD, weeks	50.8 ± 28.3
Prior adequate lifetime antidepressant lines, mean ± SD	3.65 ± 1.37
Previously used any psychedelic (lifetime), n (%)	4 (10.0)
Abbreviations: HAM-D-17 = 17-Item Hamilton Depression Rating Scale; MADRS = Montgomery-Åsberg Depression Rating Scale; MDE = Major Depressive Episode; SD = Standard Deviation.

Table 2. Spearman Rank Correlations Between Number of Prior Lifetime Treatment Failures and Change From Baseline in Efficacy Outcomes

Outcome measure	N	Spearman r	95% CI	P-Value
Day 8 (Acute Phase)
MADRS	40	−0.13	−0.42 to 0.20	0.44
CGI-S	40	−0.20	−0.48 to 0.12	0.22
HAM-A	40	−0.01	−0.32 to 0.30	0.96
Q-LES-Q-SF	38	0.12	−0.21 to 0.42	0.46
Month 6 (OLE Completers)
MADRS	31	−0.10	−0.44 to 0.27	0.60
CGI-S	28	0.12	−0.27 to 0.47	0.55
HAM-A	28	0.23	−0.16 to 0.55	0.25
Q-LES-Q-SF	24	−0.23	−0.58 to 0.19	0.28
Abbreviations: CI = Confidence Interval; CGI-S = Clinical Global Impression-Severity; HAM-A = Hamilton Anxiety Rating Scale; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-Label Extension; Q-LES-Q-SF = Quality of Life, Enjoyment, and Satisfaction Questionnaire-Short Form.
Negative r values indicate numerically greater improvement with more prior failures; all correlations nonsignificant at α=0.05.

Table 3. Mean Change From Baseline in MADRS Total Score by Number of Prior Lifetime Treatment Failures

Prior Failures	N	Mean (SD)
Day 8[1]
2	7	−14.71 (10.58)
3	13	−14.00 (10.22)
4	8	−19.38 (10.49)
≥5	11	−14.73 (10.65)
End of Treatment Visit/Month 6
2	7	−20.29 (8.32)
3	13	−16.92 (7.91)
4	8	−16.88 (10.59)
≥5	11	−14.91 (9.87)
Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-Label Extension; SD = Standard Deviation.

1 One patient with incomplete baseline documentation of prior lifetime antidepressant treatment lines is excluded from subgroup displays but included in correlation analyses.

FIGURE LEGENDS
Figure 1. Trial Schematic

aThe criteria for administration of the second and third doses in the IDR were based on the patient’s subjectively reported psychoactive effects, and the safety and tolerability at the previous dose level according to the trial physician’s judgement. bPatients also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment.

Abbreviations: BL = Baseline; D = Day; H = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale.

Figure 2. MADRS Remission Rates (MADRS Total Score ≤10) by Number of Prior Lifetime Treatment Failures at Day 8 and End of Treatment Visit/Month 6

Panel A: Day 8 remission rates show no attenuation with increasing prior treatment failures (range, 53.9%–63.6%). Panel B: End of Treatment Visit/Month 6 remission rates demonstrate maintained treatment-history independence (range, 61.5%–85.7%). Sample sizes by subgroup: 2 prior failures (n=7), 3 failures (n=13), 4 failures (n=8), ≥5 failures (n=11). Panel C: STAR*D reference demonstrating progressive attenuation of remission rates with successive antidepressant trials (37% → 31% → 14% → 13%).